SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $.002 per share

(Title of Class of Securities)

589405109 (Common Stock)

(CUSIP Number of Class of Securities)

Anthony Zingale

Chief Executive Officer

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Mann, Esq.

Michael G. O’Bryan, Esq.

Jaclyn Liu, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105 (415) 268-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Attached below is a transcript of a conference call conducted by Mercury Interactive Corporation on July 25, 2006. The call was accessible to the public via a webcast.

CORPORATE PARTICIPANTS

Tony Zingale

Mercury Interactive Corp.—CEO

David Murphy

Mercury Interactive Corp.—CFO

CONFERENCE CALL PARTICIPANTS

Sarah Friar

Goldman Sachs—Analyst

Adam Holt

JP Morgan—Analyst

Jason Maynard

Credit Suisse—Analyst

David Rudow

Piper Jaffray—Analyst

Laura Lederman

William Blair—Analyst

Tim Klasell

Thomas Weisel Partners—Analyst

Katherine Egbert

Jefferies and Company—Analyst

PRESENTATION

Operator

Good evening everyone. Welcome to the Mercury Interactive Corp. conference. On the call with us today are Tony Zingale, Chief Executive Officer, and David Murphy, Chief Financial Officer. Again, I’d like to remind you that matters we are about to discuss include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties described in Mercury’s SEC reports including the quarterly report on Form 10-QA for the fiscal year ended March 31st, 2005, which is available on the SEC’s Web site at http://www.sec.gov. These forward-looking statements include those related to Mercury’s expectation that the merger will close in the fourth quarter 2006. Mercury’s expectations concerning future opportunities for the combined company including a run rate business of approximately $2 billion, the combined company being one of the largest software companies in the world and accelerating the combined company’s goal of becoming a strategic vendor of choice for CIOs and Mercury’s expectations that the merger is a positive step for its customers including the strength in combined offerings. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially including among others uncertainties of the timing of the tender offer and merger, uncertainties on how many Mercury stockholders will tender their stock, the risk that competing offers will be made and the possibility of various closing conditions where the transaction may not be met.

Mercury’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction including industry, economic or political conditions outside of its control as well as risks and uncertainties associated with ongoing investigation by the Securities and Exchange Commission, ongoing litigation matters arising out of Mercury’s historical practice relating to stock based compensation and the effect of the Wells Notices received by certain of the Company’s Directors. If the transaction does not close, Mercury’s stock price may significantly decrease and it may materially impact our business. Among other things we could lose our customers. Our management could be distracted. We could suffer increased employee attrition and we could suffer further delays in complying with the Company’s periodic reporting requirements. For additional risk factors please see Mercury’s SEC reports including the quarterly report on Form 10-QA for the fiscal year ended March 31st, 2005, which is available at the SEC’s Web site at http://www.sec.gov. Mercury disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. We undertake no obligation to publicly update or revise any forward-looking statements if other changes occur as a result of new information, future events or otherwise. This conference call is open to the public and is being Web cast. An audio recording of the call with be archived on our Web site shortly following the conclusion of the live call. I would now like to turn the conference over to Mr. Zingale. Please go ahead, sir.

Tony Zingale—Mercury Interactive Corp.—CEO

Thank you for joining us. As you have no doubt seen, HP announced that we have signed a definitive agreement to be acquired for a cash tender price of $52 per share, a premium of 33% over today’s closing price of $39 per share. The deal has an enterprise value of approximately $4.5 billion, which is net of our existing cash and debt. A deal of this magnitude creates significant opportunities for our people, customers, shareholders and our partners. The transaction brings together two market leaders to create the most powerful software provider in the business technology optimization market. The combination instantly creates a run rate business of approximately $2 billion making us one of the largest software companies on the planet.

Teaming with HP accelerates Mercury’s plans to become the strategic vendor of choice for Chief Information Officers. It is a very positive step for our customers. The combination of HP’s open views strength in systems, network and IT service management software and Mercury’s strength in application management, application delivery, IT and SOA governance position us to have the most compelling offerings in the industry. This combination is also a game changing play. For the first time executives can turn to one vendor to automate all of the strategic disciplines required to run IT as a business, from the CIO office to applications in IT operations. This is also a very positive step for Mercury’s people. HP’s resources, respected brand and leadership provide a platform to accelerate Mercury’s growth. In addition, HP is also renowned as a great place to work with a results driven culture like Mercury’s. We share many common traits with HP, an entrepreneurial spirit, a worldwide footprint, a strong commitment to business leadership in Israel and a commitment to technology innovation.

I would like to take this moment to thank all of you on the phone today for your support of Mercury over the years and particularly over the last few months. I would also like to thank our loyal customers and partners for standing with us. I would also like to thank and acknowledge the people of Mercury for building a great company with an unrelenting focus on our customers, technology leadership and results. And with that, David Murphy who is here with me today, and I would like to take your questions.

QUESTION AND ANSWER

Operator

[Operator Instructions] We’ll take our first question today from Sarah Friar at Goldman Sachs.

Sarah Friar—Goldman Sachs—Analyst

Congratulations. First of all, can we just talk a little bit about some of the clauses around the deal? I think there is a clause that says that you have to have filed your Form 10-K, your 2005 10-K, and just your expectations of when that can get filed? And do you also have to have filed the Qs for 2006?

David Murphy—Mercury Interactive Corp.—CFO

Sarah, it’s David. We are on the same time line that we had talked about in early July on the filings. We do plan to file the Q1 of ‘05 filing as we had suggested earlier in the month this month, and in addition, the 2005 10-K. The terms of the condition do not require the Company to file the Q2 or Q3 quarterly reports so at this point we would focus our resources on the 10-K filing and expect to do that in the same time frame that we had described before but with some resource deployment have a better assurance of hitting the third quarter time frame we had talked about.

Sarah Friar—Goldman Sachs—Analyst

Okay and then just maybe more broadly, Tony, a view on kind of how this shakes up the competitive landscape. I’m assuming the strong relationships that you have with folks like SAP and Oracle would still remain intact on the packaged ap side. Do you see any other kind of bigger changes that will happen as a result of you being more in the CIO’s office?

Tony Zingale—Mercury Interactive Corp.—CEO

First of all, Sarah, thanks for the congratulatory comments and thanks for being with us during this time. Not at all— I mean one of the beauties of the mutual positions of the respective companies has been, in fact, the neutral approach that each company has delivered into the marketplace, certainly Mercury being supporting of any custom or commercial application, Oracle and SAP being huge partners of the Company, as are the global systems integrators around the world. I would say the same is true for HP as I’ve heard them describe their partnerships as well and I think I see no change there other than increased penetration as a result of the combination going forward.

Sarah Friar—Goldman Sachs—Analyst

Terrific. Well, thanks a lot and congrats again.

Operator

Adam Holt, JP Morgan.

Adam Holt—JP Morgan—Analyst

I’ll also echo the congratulations. My first question is understanding that you’re probably limited in what you can tell us, I was hoping maybe you could give us a little bit more detail on the background of how you decided to go this route and how you decided that HP was going to be the right partner, maybe talk us through the process?

Tony Zingale—Mercury Interactive Corp.—CEO

From our point— this is Tony and thanks again, Adam. From our point of view Mercury has been a commodity that’s been highly valued in the marketplace and certainly over the time that I’ve been involved in the Company on the Board and inside the Company there have always been overtures and a variety of different inquiries into potential strategic combinations, as there always are in the consolidating enterprise software space. From that point of view we have been heads down, as you well know, executing on our business and communicating to the best of our ability the performance of that business. In addition, David and his team have been working diligently to complete the restatement that we got done and announced and filed on July 3rd and we’ve got some remaining work to do in front of us. Once those matters became clearer in the marketplace, the inquiries that have been rumored to be taking place and written about and etcetera, etcetera; in fact, it did come into the Company. We conducted a number of different dialogues and the best strategic fit for Mercury, its employees, its customers, its shareholders, the strategic fit from a product portfolio point of view was best accommodated by moving forward with the announcement that we made here today. It’s not that they were the only interested party but they’re the only one we’re willing to talk about here today.

Adam Holt—JP Morgan—Analyst

And is there anything you can tell us about why you decided to move forward with the tender offer format?

Tony Zingale—Mercury Interactive Corp.—CEO

Other than it is the approach that was mutually felt to be the most effective and, if you will, time efficient in being able to complete the merger itself.

Adam Holt—JP Morgan—Analyst

Okay and just one last question then on the mechanics, David, to make sure I heard you correctly, you said that the 10-K for last year will be filed this month?

David Murphy—Mercury Interactive Corp.—CFO

No, we at the end of last month, at the end of June— actually on the 3rd of July— filed a 2004 10-K. The second of the amended documents that we still need to file, the Q1 ‘05 10-Q is what I was referring to this month. The 2005 10-K we had in our last discussion, our last call, talked about filing that in Q3 and I was just affirming that we are still on track to file that in Q3.

Operator

From Credit Suisse, Jason Maynard.

Jason Maynard—Credit Suisse—Analyst

Good afternoon guys and congratulations. I guess at this point maybe just to ask you a question, what does it look like in terms of senior management or maybe a layer below in terms of staying with the newly configured HP software unit? What’s sort of the plans that are in place there maybe through some interim period and then longer term?

Tony Zingale—Mercury Interactive Corp.—CEO

This is Tony. The stated operating model, at least for the interim period being between now and the end of the year, certainly there’s an intermediate milestone in there that occurs once the deal is actually officially closed, which I know HP has stated would be sometime during the fourth quarter, but the idea that has been articulated by Mark Hurd and Tom Hogan, the head of the HP software business, was is to leave Mercury untouched. There’s a fair amount of business that we need to execute on in the second half of the year. Obviously, our fourth quarter is the strongest quarter of the year and that had a lot to do with the value that the Company was paid for in this transaction, so we need to go execute on that and, therefore, the Mercury management team will stay in place and intact during that time frame.

While that’s going on in parallel obviously there’s a lot of planning and integration work that’ll be done led by an integration team of which David will be a part of, such that we can realize the mutual benefits of the combined team going forward. Tom Hogan has languaged this publicly as a merger of equals, in the sense of the HP software business being roughly the same size as Mercury. Now, it’s roughly 3,000 people, roughly a $1 billion or so, in very rough terms, in terms of coming together organizationally as a group. And what’s most important is the way we integrate from a go to market point of view leveraging the prowess of the Mercury selling machine, as well as leveraging the prowess of the Mercury development machine and retaining many of those cultural elements will speak I think first and foremost in the new operating model that’ll be communicated sometime later this year. But for the time being it is business as usual to the end of the year. Go execute the business. And in parallel, perform that planning effort such that we reap the benefits of one plus one equals twenty as we commence the calendar year ‘07.

Operator

[Operator Instructions] Next we’ll hear from David Rudow of Piper Jaffray.

David Rudow—Piper Jaffray—Analyst

Congrats, everyone, on the deal. Any other closing conditions besides just the 10-K, anything around the internal control audit?

David Murphy—Mercury Interactive Corp.—CFO

The 2005 10-K would have a normal SOX assessment as a part of it, so with regards to the filing it, we continue to finish that work. The other closing conditions are ones that are related to the anti-trust normal kind of clearances there and other normal and customary closing condition items, nothing unique.

David Rudow—Piper Jaffray—Analyst

And then 170 million break up fee, correct?

David Murphy—Mercury Interactive Corp.—CFO

That is correct.

David Rudow—Piper Jaffray—Analyst

And then once the two product lines or the two companies are combined, how much overlap in products are there?

David Murphy—Mercury Interactive Corp.—CFO

From the standpoint of the two companies historically we’ve had very complimentary product lines, HP having emerged with the open view asset and a very systems management oriented way into IT service management and over the last eighteen months more and more up the stack, if you will, into the kind of application and operating space. Mercury, on the other hand, had been largely a pre-production testing Company and moved across more tops down into application management and IT governance. So the only real intersection point has been in that boundary between how applications are managed and how IT infrastructures managed. And even in that space the business that we’ve done is quite complimentary. In that sense then there’s very minimal overlap. There’s a lot of joint customers, but those joint customers have been complimentary and, as a result, there’s a lot of opportunity for us to realize the vision of BTO in a much more broad way and them to see the benefits of the IT systems management investments really pay off with a broader vision.

David Rudow—Piper Jaffray—Analyst

Thanks, again, and congratulations.

Operator

Next we’ll hear from Laura Lederman, William Blair.

Laura Lederman—William Blair—Analyst

Yes, my congratulations as well. Can you talk a little bit about what the competitive environment looks like before this all happens, in other words who are you seeing more of and who are you seeing less of in the space and it’ll help us understand how that all fits into HP as well in terms of the competitive environment they’re going to see? Thank you.

Tony Zingale—Mercury Interactive Corp.—CEO

The competitive environment before this happened really has been consistent with what I think the Company has communicated in the past. It really is fragmented. In the application delivery space where we sell performance management solutions and quality management solutions we see Compuware and a variety of other smaller competitors. In the space that David just described, IT service management, application management, etcetera, that’s where we would typically run into companies like BMC and CA and to some extent, again as David said, HP moved up the stack from its open view entrenchment, as well as IBM’s Tivoli Solutions moved up the stack. We saw them. In the IT governance space it was the Niku product as it became part of CA. From our point of view we believe this is a game-changing event today. We believe all of the vendors whose names I just mentioned, in fact, are disadvantaged severely by the combination of these product lines coming together. Because of the full breadth and depth of the BTO Solution that is now offered all the way from systems management infrastructure through applications management and change management into IT governance and of course the Mercury franchise in and around application performance and quality, we feel there is no other vendor on the planet that offers the breadth and depth of solution this combination offers.

Laura Lederman—William Blair—Analyst

Speaking of customers, have you guys discussed this? How do the customers feel about it just by the way?

Tony Zingale—Mercury Interactive Corp.—CEO

We certainly discussed it heavily. Again, as David said earlier, we have a number of very common customers who use the complimentary products together in their IT organizations today. We’ve had a few dialogues with customers. Obviously, we couldn’t have many until we disclosed this event today. My feedback that I’ve gotten from our sales executives here this afternoon has been a pretty euphoric response.

Operator

We’ll take our next question from Tim Klasell of Thomas Weisel Partners.

Tim Klasell—Thomas Weisel Partners—Analyst

Congratulations as well. Probably a question on overlap you’ve had with BTO into sales of other systems management so in with CA/Unicenter, BMC, maybe the IBM Tivoli. Can you sort of give us an idea of maybe where you’ve had some complimentary sales with some of the other former partners? Can you give us an idea of what may be happening there?

David Murphy—Mercury Interactive Corp.—CFO

In terms of the traditional, what I would then describe as systems management market, all of the solutions that you’re describing have been pretty well established through time so you’d have to go back several years to find that there was a lot of new investment going in in the underlying platforms. The open view franchise, as an example, is a very well established and very mature part of HP’s software business. What we were referring to is where the growth is happening, where companies CIO’s are really looking at how they run IT in a more professional and a more business oriented way and bring a lot of the disciplines that you see in other lines of the business through automation and so fourth brought to bear. In that sense, the kind of competitors that Tony eluded to have been really the more important ones. Other mid-sized or smaller companies that had gotten started and were innovative we launched BTO in 2002 and have done a number of acquisitions to build our portfolio out. HP has done the same and it just turns out that those acquisitions even end up being complimentary. So in the sense of partnering we would expect just like they do that customers have established tools they’re using in multiple areas. The market’s not such that people want to rip those out, if you will. They are looking to add to the set of solutions they’re using and we’re both targeting the growth areas in the marketplace and I suspect that they have many customers that fundamentally use some other vendor’s tools for certain areas and buy into the IT systems management vision that they have just like we have lots of customers who buy into BTO and then use some of the vendor’s tools you mentioned.

Operator

We have time for one final question that will come from Katherine Egbert at Jefferies & Company.

Katherine Egbert—Jefferies and Company—Analyst

I was just wondering, do you know if HP has plans to build out a broader software stack, if you will, meaning is this just the beginning?

David Murphy—Mercury Interactive Corp.—CFO

I really can’t comment for them. I think they have significant plans if you listened to Mark Hurd’s comments today about making software a strategic element of the overall HP strategy. My view from what I heard today, and again you need to ask them, is they’re not done.

Katherine Egbert—Jefferies and Company—Analyst

And then lastly, what happens to SEC investigation? I mean how did HP get comfortable with the potential liabilities, any fines and penalties? Could you just give us an update?

David Murphy—Mercury Interactive Corp.—CFO

Again, I won’t speak for HP directly, but as you would imagine they did a very thorough evaluation around the potential magnitude and I believe they feel that they have their arms around the issues and I believe that they think that are very manageable at this point. That said, those issues are issues that we continue, as we’ve talked about before, to resolve as a Company and ones that are ongoing. There is no change, if you will, in any of those matters relative to the announcement today.

Katherine Egbert—Jefferies and Company—Analyst

Thanks, David, and congratulations. Good job.

Tony Zingale—Mercury Interactive Corp.—CEO

I think we’re done, operator?

Operator

That is all the questions I have at this time.

Tony Zingale—Mercury Interactive Corp.—CEO

Again, let me just wrap up very briefly. Again, from the bottom of our hearts David and I thank all of you for your patience with us and it sounds from all of your comments here today you believe this is a good move for the Company and its shareholders and employees and customers. We believe so and we’re very excited by the news of the events today and look forward to speaking with all of you in the very near future. Thanks, again.

Operator

That does conclude our conference for today. Thank you all for joining us.

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Notice to Investors

The tender offer for the outstanding common stock of Mercury has not yet commenced. The posting of this transcript is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, a wholly-owned subsidiary of Hewlett-Packard will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mercury will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Mercury’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.